Exhibit (e)(3)

AMENDMENT no. 1 to

amended and restated distribution agreement

THIS AMENDMENT NUMBER ONE TO DISTRIBUTION AGREEMENT (this “Amendment”) is entered into as of the 28 day of May, 2020 (“Amendment Effective Date”), between KraneShares Trust, a Delaware statutory trust (the “Trust”) and SEI Investments Distribution Co. (the “Distributor”), a Pennsylvania corporation.

WHEREAS, the Trust and the Distributor entered into an Amended and Restated Distribution Agreement dated as of the 9th day of July, 2014 (the “Agreement”), pursuant to which the Trust retained the Distributor to serve as distributor of each class or series of the Trust (each a “Fund” and collectively, the “Funds”) identified on Schedule A of the Agreement, as amended; and

WHEREAS, the Trust and the Distributor desire to amend the Agreement on the terms and subject to the conditions provided herein.

NOW, THEREFORE, in consideration of the premises, covenants, representations and warranties contained herein and intending to be legally bound hereby, the parties hereto agree as follows:

1.	Defined Terms. Except as specifically set forth herein, defined terms used herein shall have their respective meanings as set forth in the Agreement.

2.	New Paragraph 10.14 (Interpretation). A new paragraph 10.14 (Interpretation) is hereby added to the Agreement as set forth as follows:

10.14 Interpretation. Any question of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from a term or provision of the 1940 Act will be resolved by reference to such term or provision of the 1940 Act and to interpretations thereof, if any, by the United States courts or, in the absence of any controlling decision of any such court, by rules, regulations or orders of the SEC validly issued pursuant to the 1940 Act. In addition, where the effect of a requirement of the 1940 Act reflected in any provision of this Agreement is relaxed by a rule, regulation or order of the SEC, whether of special or of general application, such provision will be deemed to incorporate the effect of such rule, regulation or order.

3.	Ratification of Agreement. Except as expressly amended and provided herein, all of the terms, conditions and provisions of the Agreement are hereby ratified and confirmed to be of full force and effect, and shall continue in full force and effect.

4.	Counterparts. This Amendment may be executed in one or more counterparts, all of which shall constitute one and the same instrument. Each such counterpart shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart. This Amendment shall be deemed executed by both parties when any one or more counterparts hereof or thereof, individually or taken together, bears the original, scanned or facsimile signatures of each of the parties.

5.	Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of New York without giving effect to any conflict of laws or choice of laws rules or principles thereof. To the extent that the applicable laws of the State of New York, or any of the provisions of this Amendment, conflict with the applicable provisions of the 1940 Act, the latter shall control.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment by their duly authorized representatives as of the day and year first above written.

KraneShares Trust		SEI INVESTMENTS DISTRIBUTION CO.

By:	/s/ Jonathan Krane	By:	/s/ Maxine J. Chou
Name:	Jonathan Krane	Name:	Maxine J. Chou
Title:	CEO	Title:	CFO and COO

2